

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 6, 2009

Mark L. Faupel, Ph.D.
President and Chief Executive Officer
Guided Therapeutics, Inc.
4955 Avalon Ridge Parkway, Suite 300
Norcross, GA 30071

> **Re:** **Guided Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 14, 2009**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2008**
> **Filed July 28, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed August 18, 2009**
> **File No. 000-22179**

Dear Dr. Faupel:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>Proposal No. 2: Approval of an Amendment…, page 9</u>

<u>Background, page 9</u>

1.   We note that you are proposing to amend your charter to *reclassify* your series A preferred stock into a combination of your common stock and warrants. Please clarify what you mean by "reclassify". Explain to us whether you are planning to issue *new* common stock and warrants in exchange for series A preferred stock. Please tell us how you will account for the reclassification. Provide us with references to the U.S. GAAP you relied upon when determining how to account for and present the reclassification. Please revise the filing to disclose how you will account for and present the reclassification in your financial statements.

2.   Please furnish the financial and other information specified in Item 13 of Schedule 14A under the Exchange Act or tell us why the requirement does not apply to you. Refer to Item 12(f) of Schedule 14A.

3.   Given the nature of this proposal, please tell us on what registration statement you intend to rely for the issuance of securities pursuant to the recapitalization plan you describe. If, instead, you believe that the offer and sale of those securities is exempt from registration, please provide us a detailed legal and factual analysis supporting your conclusions. Cite all authority on which you rely.

4.   Please ensure it is clear from your disclosure why you are now seeking to effect the transactions you describe and how your board arrived at its decision to recommend approval of this proposal. For example:

    •   it is unclear why you need to "simplify [y]our capital structure" now, given your recent issuances of convertible notes, as described in your Form 8-K filed September 4, 2009. It is similarly unclear what impact, if any, the "past due" notes described in your Form 10-Q for the period ended June 30, 2009 had on your decision to "simplify your capital structure"; and

    •   it is unclear how your board concluded that the recapitalization plan you describe will simplify your capital structure as compared to any other alternatives it considered. It is also unclear how your board determined the material terms of the recapitalization plan you disclose, such as the number of common shares and warrants to be issued.

        Please revise or advise.

The Warrants, page 10

5.   Please explain to us in detail *any* cash settlement terms associated with the warrants (we noted you may be required to make cash payments on exercise per the terms described in Item 1.3 of Annex 1 of Form of Warrant) and explain to us how you plan to value, account for and present the warrants in your financial statements. Please provide your analysis of how you considered the impact of the guidance at FASB ASC Topic 815 (also see SFAS 133 and EITF 00-19) in your response.

Material Differences between the Series A…, page 11

6.   Please clarify how you calculated the unpaid dividend amount in the fourth paragraph of this section. Show us the calculations underlying your conclusions.

7.   Your disclosure in the fourth paragraph indicates that preferred stockholders will surrender their claims to prior unpaid dividends if this proposal is approved. The second line of the table on page 12 indicates that prior unpaid dividends will be converted to shares of common stock. Please reconcile.

Treatment of the 2007 Notes in the Recapitalization Plan, page 11

8.   With a view toward disclosure, please tell us how your Series A preferred stock and 2007 Notes are related. We note your reference to the automatic conversion feature in the first paragraph under this heading, but it is unclear how the reclassification of one type of security forces the conversion of another type. Also tell us which provision of which exhibit you have filed provides for the automatic conversion.

9.   Please disclose the number of shares into which your 2007 Notes will convert, and how this number is determined. Also disclose the number of shares holders of those notes could acquire upon exercise of their warrants, both before and after the exercise price adjustment you mention.

Effects of the Recapitalization Plan, page 11

10.   It appears to us that if proposal No. 2 is approved it could have a material impact on your future financial statements and your investors. Please revise the filing to provide pro forma financial information that gives effect to the proposal. Refer to Article 11 of Regulation S-X for guidance.

11.   It is unclear why you are including the 2008 and 2009 Notes in your table on page 12, as well as your 2008 warrants, given your disclosure that only the 2007 Notes convert automatically with the reclassification of your Series A preferred.

Furthermore, according to your Form 8-K dated September 4, 2009, the 2008 Notes were retired. Please advise or revise. Ensure that if other securities will be impacted by your plan to simplify your capital structure, your disclosure fully describes that impact.

12.   Please reconcile the information in your table on page 12 with:

- your disclosure on page 3 regarding the number of shares outstanding;

- your disclosures on page 9 regarding the number of shares and number of warrants to be issued to preferred stockholders in the reclassification; and

- the information in your Form 10-Q for the period ended June 30, 2009 and Form 8-K filed September 4, 2009 regarding the number of warrants that are outstanding.

13.   Please indicate the date of the information in the table.

Interests of Certain Officers and Directors, page 12

14.   Please disclose the names of the related parties, the nature of their interests, the number or amount of preferred shares and notes they currently own, and the number of common and warrants they will receive.

Director Compensation, page 19

15.   Please note that the information required to be disclosed by Item 402 of Regulation S-K is not limited to cash compensation, as implied by the paragraph following the table on page 20. Given your disclosure in that paragraph regarding compensation to directors in the form of stock options, please revise to include the Director Compensation Table required by Item 402.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2008

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Stockholders' Equity

Warrants

16.   We see you have a significant amount of warrants outstanding at December 31, 2008. Please revise your future filings to clearly disclose how your accounting and presentation for your warrants complies with FASB ASC Topic 815 (also see SFAS 133 and EITF 00-19).

9. Notes Payable

17.   We see you indicate herein that subsequent to the third quarter of 2008, various outstanding notes were surrendered in exchange for 2008 Convertible Notes. Please tell us and revise future filings to disclose how you accounted for the aforementioned note exchange. Provide us with references to the U.S. GAAP you relied upon when determining how to account for and present the note exchange.

Form 10-Q for the Quarter Ended June 30, 2009

18.   We noted from SAB 74 disclosures in your 2008 Form 10-K that you were "currently evaluating the potential impact of FSP APB 14-1 (also see FASB ASC 470-20) upon its consolidated financial statements" but we did not see any disclosures in this filing about the impact of its adoption on your financial statements. Since the referenced FSP is now effective for your financial statements, please tell us the impact of its adoption on your financial statements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3641 with any other questions.

Sincerely,

Geoff Kruczek
Senior Attorney

cc: John E. Zamer
        Jones Day